Exhibit 99.1

China Sunergy Announces Shareholder Resolutions Adopted at 2014 Annual General Meeting

NANJING, China, December 30, 2014 - China Sunergy Co., Ltd. (NASDAQ: CSUN) (“China Sunergy” or the “Company”), a specialized solar cell and module manufacturer, today announced that the following shareholder resolutions were adopted at its annual general meeting of shareholders held in Nanjing on December 30, 2014.

China Sunergy's shareholders adopted the following ordinary resolutions proposed by the Company:

1.	Retirement and Re-election of Mr. Tingxiu Lu as a Class A director of the Company;
2.	Retirement and Re-election of Ms. Jian Li as a Class A director of the Company;
3.	Appointment of Mr. Hong Cheng as a Class C independent director, chairman of corporate governance and nominating committee and member of compensation committee of the Company with effect from the date of the AGM;
4.	Appointment of the independent auditor of the Company Grant Thornton LLP for the fiscal year 2014 with effect from the date of the AGM;
5.	Authorization of the board of directors of the Company to fix the remuneration of the auditors of the Company; and
6.	The directors of the Company be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 5 as such director, in his or her absolute discretion, thinks fit.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. (NASDAQ:CSUN) designs, manufactures and delivers high efficiency solar cells and modules to the world from its production centers based in China and Turkey. China Sunergy also invests in high potential solar projects. Founded in 2004, China Sunergy is well known for its advanced solar cell technology, reliable product quality, and excellent customer service.

For more information, please visit http://www.csun-solar.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Investor Relations

Phone: + 86 25 5276 6666

Email: IR@chinasunergy.com

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Asia Bridge Group Limited

Wendy Sun

Phone: + 86 10 8556 9033

Email: wendy.sun@asiabridgegroup.com

Safe Harbor Statement

This announcement may contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company's failure to maintain its listing qualification due to, among other things, volatility in the Company's ADS price; the Company's ability to raise additional capital or renew existing bank borrowings as they become due to finance the Company's activities; the Company's customers' financial condition and creditworthiness, and their ability to settle accounts receivables; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings, including any decisions by the US International Trade Committee and Department of Commerce on the petitions filed; the economic slowdown in China and elsewhere and its impact on the Company's operations; demand for and selling prices of the Company's products, execution of our strategy to expand into downstream solar power businesses, the future trading of the common stock of the Company; the ability of the Company to operate as a public company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company's ability to protect its proprietary information; general economic and business conditions; the volatility of the Company's operating results and financial condition; the Company's ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company's filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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